Trinity Mirror plc

12g3-2(b)

[redacted]

2 June 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Lorraine Harris
Assistant Company Secretary

encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement





Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replace
Trinity Mirror PLC	Director/PDMR Shareholding		15:55 1 Jun 06		

Full Announcement Text

Trinity Mirror plc (the "Company")

The independent trustee (the "Trustee") of the Trinity Mirror Employees' Benefit Trust based in Jersey (the "Trust") notified the Company on 1 June 2006 that it had on 30 May 2006 granted Performance Share Awards under the Trinity Mirror Long Term Incentive Plan ("LTIP") to acquire ordinary shares in the capital of Trinity Mirror plc and Deferred Share Awards under the Trinity Mirror Deferred Share Award Plan ("DSAP"), in the form of nil-cost options to Persons Discharging Managerial Responsibility ("PDMR") within Trinity Mirror plc listed below. The awards under the LTIP and DSAP are normally exercisable from the third anniversary of their date of grant for a period of six months and, in the case of the LTIP, subject to the satisfactior of conditions relating to the performance of the Company over the three financial years to which an award relates. The total exercise price payable on any exercise of a LTIP award or DSAP award is £1. Nothing is paid for the grant of awards.

PDMR	Number of Shares – Performance Share Award	Number of Shares - Deferred Share Award
Sly Bailey	140,268	28,898
Vijay Vaghela	64,123	15,568
Paul Vickers	56,909	12,060
Rupert Middleton	25,729	4,801
Stephen Bird	27,292	4,383
Georgina Harvey	31,019	7,949
Anthony Pusey	24,888	4,681
Nick Fullagar	21,641	4,078
Richard Webb	15,329	nil
Matt Brittin	8,069	2,545

END

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